Tai Cheung Holdings Limited
(Incorporated Bermuda with limited liability)

RECEIVED

7001 SEP 25 A 5: 23

Our Ref: GSD/TCHL/4789
13th September 2007

Securities and Exchange Commission   **BY AIRMAIL**
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.



07026912



SUPPL

Dear Sirs,
**Re: Tai Cheung Holdings Limited
       Rule 12g3-2(b) Exemption
       File No. 82-3528**

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,   **PROCESSED**
TAI CHEUNG HOLDINGS LIMITED
                                         SEP 2 6 2007

Ivy Y. H. Tam   THOMSON
Secretary   FINANCIAL
Encl.

File No. 82-3528

Annex A to Letter to the SEC
dated 13th September 2007
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on 23rd June 1993 :

Description of Documents

1. Title : Filing of Annual Return by Confirmation of No Alteration in Documents

    Date : 13th September 2007

    Entity requiring item : Hong Kong Companies Registry
                             pursuant to the Hong Kong Companies Ordinance



Companies Registry
公 司 註 冊 處

表格 ARF1

Annual Return
of an Oversea Company
海外公司周年申報表

Company Number 公司編號

F 4549

1 Company Name 公司名稱

Tai Cheung Holdings Limited

2 Year of Annual Return 周年申報表年度

2007

(Note 註 2) **3 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期**

01	04	2006	To 至	31	03	2007
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

4 Confirmation 確認書

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

謹此確認，除根據公司條例第 335 條所知會的各項更改(如有的話)外，根據第 333 條所交付的文件及詳情並無任何更改．

Signed 簽名 :

(Name 姓名) : (David Run Chan   )   Date 日期 :   13th September 2007

~~Director / Secretary / Manager /~~
~~Authorized Representative~~ *
~~董事 / 秘書 / 經理 / 授權代表~~ *

Delete whichever does not apply 請刪去不適用者

Presentor's Name and Address
提交人的姓名及地址

Tam Yee Har
Authorised Person
20th Floor, The Hong Kong Club Building
3A Chater Road, Central, Hong Kong

For Official Use
請勿填寫本欄

Specification No. 1/98
指明編號第 1/98 號

Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

Our Ref: GSD/TCHL/4789
13th September 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

BY AIRMAIL



Dear Sirs,
Re: Tai Cheung Holdings Limited
   Rule 12g3-2(b) Exemption
   File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on *Annex A hereto for your attention*.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary
Encl.

Annex A to Letter to the SEC
dated 13th September 2007
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on 23rd June 1993 :

Description of Documents

1. Title :   Filing of Annual Return by Confirmation of No Alteration in Documents

    Date :   13th September 2007

    Entity requiring item :   Hong Kong Companies Registry
                             pursuant to the Hong Kong Companies Ordinance

END